Exhibit 99.1
Eltek Ltd.
20 Ben Zion Galis Street, , Petach Tikva, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 7, 2014

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of Eltek Ltd. (the “Company”) to be held at the Company's offices, at 20 Ben Zion Galis Street, Petach Tikva, Israel on October 7, 2014 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.
To ratify and approve the entry of the Company into a Directors and Officers insurance policy, and the renewals of such insurance policy for additional periods not exceeding a total of five (5) additional years, under the terms set forth in this Proxy Statement, providing coverage for the Directors and Officers of the Company (excluding its controlling shareholder and its Chief Executive Officer), currently serving and as may serve from time to time;

3.
Subject to his election to the Board of Directors, to approve the service of Mr. Yitzhak Nissan as both Chairman of the Company’s Board of Directors and Chief Executive Officer of the Company, for up to three years, as described in the Proxy Statement;

4.	To elect Mr. Gad Dovev as an external director for a three-year term;

5.
To approve the appointment of Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's independent auditors, for the year ending December 31, 2014 and for such additional period until the next annual general meeting of shareholders; and

6.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2013.

The Board of Directors has fixed the close of business on September 4, 2014 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Items 1, 2 and 5 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders, voting on the matter will be counted.

Item 3 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least two-thirds (66⅔%) of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstantions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution, voted against the resolution, does not exceed two percent (2%) of the outstanding voting power in the Company.

Item 4 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstantions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company. Any person holding fifty percent (50%) or more of the voting power of the Company or of the rights to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate, and for Item 4, excluding personal interest not resulting from ties to the Controlling shareholder.

Since it is highly unlikely that any of our public shareholders has a Personal Interest with respect to these matters and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy card includes a certification that you do not have a personal interest in any proposal. If you have a Personal Interest, please contact Mr. Amnon Shemer, CFO, +972-3-9395023, Amnons@eltek.co.il for instructions on how to indicate that you have a Personal Interest or, if you hold your shares in “street name”, you may contact the representative managing your account, who can then contact us on your behalf.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2013 described in Item 6 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Annual General Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be received by the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 25(e) of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

           Yitzhak Nissan
          Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

Eltek Ltd.
20 Ben Zion Galis, Petach Tikva, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 7, 2014

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.6 nominal value (the “Ordinary Shares”), of Eltek Ltd. (“Eltek" or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Ben Zion Galis Street, Petach Tikva, Israel on October 7, 2014 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.
To ratify and approve the entry of the Company into a Directors and Officers insurance policy, and the renewals of such insurance policy for additional periods not exceeding a total of five (5) additional years, under the terms set forth in this Proxy Statement, providing coverage for the Directors and Officers of the Company (excluding its controlling shareholder and its Chief Executive Officer), currently serving and as may serve from time to time;

3.
Subject to his election to the Board of Directors, to approve the service of Mr. Yitzhak Nissan as both Chairman of the Company’s Board of Directors and Chief Executive Officer of the Company, for up to three years, as described in the Proxy Statement;

4.	To elect Mr. Gad Dovev as an external director for a three-year term;

5.
To approve the appointment of Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors, for the year ending December 31, 2014 and for such additional period until the next annual general meeting of shareholders; and

6.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2013.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, then in accordance with the recommendations of the Board of Directors. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about September 5, 2014. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on September 4, 2014 are entitled to notice of and to vote at the Meeting. The Company had 10,142,762 Ordinary Shares issued and outstanding on August 28, 2014, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Items 1, 2 and 5 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Item 3 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least two thirds (66⅔%) of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstantions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

Item 4 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstantions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding fifty percent (50%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate, and for Item 4, excluding personal interest no resulting from ties to the Controlling shareholder.

Since it is highly unlikely that any of our public shareholders has a Personal Interest on these matters and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in any Item. If you have a Personal Interest, please contact Mr. Amnon Shemer, CFO, at +972-3-9395023 or Amnons@eltek.co.il  for instructions on how to indicate that you have a Personal Interest or, if you hold your shares in “street name”, you may contact the representative managing your account, who can then contact us on your behalf.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2013 described in Item 6 does not involve a vote of our shareholders.

I.           PRINCIPAL SHAREHOLDERS

The following table sets forth, as of August 28, 2014, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 10,142,762 shares outstanding as of August 28, 2014.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership
Yitzhak Nissan(2)	5,122,095	50.5%
Nistec Ltd. (2)	5,122,095	50.5%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary Shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Nistec Ltd. is an Israeli private company controlled by Mr. Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the Ordinary Shares held directly by Nistec.

II.           COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2013:

	Salaries, Directors' fees, Service fees, Commissions and Bonus	Pension, Retirement and Similar benefits
All directors and officers as a group (then 19 persons)	$2.4 Million (1)(2)	$219,000

(1)
During the year ended December 31, 2013, we paid each of our directors an annual fee of $10,675 and an attendance fee of $634 per meeting.  These fees are included in the above amount (amounts denominated in NIS were converted into U.S. dollars at the rate of 3.609 (the average exchange rate in 2013).

(2)	The salaries amount includes car expenses and other benefits that we provide to certain of our executive officers.

We do not have written agreements with any director providing for benefits upon the termination of his or her tenure with our company.

The following table summarizes the compensation recevied by our five most highly compensated executive officers during, or with respect to, the year ended December 31, 2013:

Name of Officer	Position of Officer	Holdings	Compensation for services (USD)(1)
			Base salary	Benefits(3)	Cash bonuses	Equity- based	Total compensation
Arieh Reichart	Chief Executive Officer (2)	*	252,646	100,922	-	-	353,568
James Barry	President of Eltek USA Inc.	-	160,313	18,287	63,180	-	241,780
Shay Shahar	Vice President, Marketing and Sales (2)	-	177,185	56,869	-	-	234,055
Amnon Shemer	Vice President, Finance and Chief Financial Officer	-	164,442	66,270	-	-	230,711
Shlomo Danino	Vice President, Engineering	-	150,026	60,397	-	-	210,422

* Less than 1% of our outstanding ordinary shares.

(1)	Cash compensation amounts denominated in NIS were converted into U.S. dollars at the rate of 3.609 (the average exchange rate in 2013).

(2)	No longer holds this position.

(3)	Benefits include car related expenses, managers' insurance and pesnsion funds, payments to the National Insurance Institute, advanced education funds, vacation allowance and other customary benefits.

I.	RESOLUTIONS

1.             ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to re-elect a slate of five directors to serve on the Board of Directors. Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer will be nominated for reelection. These directors, who are not external directors, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

Pursuant to the Company’s Articles of Association, the number of directors in the Company (including the two external directors) shall not be less than three nor more than nine, until otherwise prescribed by a resolution of the shareholders.

The Israeli Companies Law 1999-5759 (the "Companies Law") provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The five nominees named in this Item 1, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yitzhak Nissan (1)	65	Chairman of the Board of Directors
Mordechai Marmorstein	67	Director
Gavriel David Meron	61	Director
David Rubner	74	Director
Erez Meltzer	57	Director

(1) Mr. Yitzhak Nissan is the beneficial owner of 5,122,095 Ordinary Shares through a wholly owned company, Nistec Ltd.

Yitzhak Nissan has served on our Board of Directors since  November 2013, and is a member of our Banking Committee. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985.  Mr. Nissan served as a Presiding Member of ILTAM (Israeli Users' Association of Advanced Technologies in Hi-Tech Integrated Systems) between 2008 and 2009, and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012. Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel. In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality. Mr. Nissan has a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

Dr. Mordechai Marmorstein has served on our Board of Directors since November 2013 and is a member of our Audit and Compensation Committees. From 1992 to 2001, Dr. Marmorstein was the chief financial officer of Pazchim Co. Ltd. Dr. Marmorstein was also an internal auditor and accountant at Negev Phosphate Works.  Dr. Marmorstein served as the chairman of Teshet (Tourist Enterprises and Aviation Services Co. Ltd.), a subsidiary of El-Al, the Israeli national airline, from 1999 to 2000. Dr. Marmorstein holds a B.A. degree in Economics, an M.A. degree in Contemporary Jewry Studies and a Ph.D. in Jewish History Studies, all from Bar-Ilan University.

Gavriel David Meron has served on our Board of Directors since November 2013. Mr. Meron has served as the president and chief executive officer of novoGI Inc. since September 2011 and as the chairman and chief executive officer of M.G.D. Management Services & Investments Ltd. since November 2006. Mr. Meron also served as the chairman and chief executive officer of Spirocor Ltd. between September 2008 and December 2010 and was the founder, president and chief executive officer of Given Imaging Ltd. from 1998 to 2006. Mr. Meron holds a B.A. degree in Economics and Statistics from the Hebrew University of Jerusalem and an MBA degree in International Business from Tel Aviv University.

David Rubner was elected to serve on our Board of Directors in November 2013. Mr. Rubner has served as the chairman and chief executive officer of Rubner Technology Ventures Ltd. and as a Partner in Hyperion Israel Advisors Ltd., a venture capital firm since 2000. During the years 1991 to 2000, he was the president and chief executive officer of ECI Telecom Ltd. Mr. Rubner serves on the board of directors of Check Point Software Ltd., Radware Ltd., Telemessage International Ltd. and several private companies. He also serves on the board of trustees and executive council of Shaare Zedek Hospital. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University.

Erez Meltzer has served on our Board of Directors since August 2009 and was the Chairman of our Board of Directors from April 1, 2011 to October 2013.    From November 2008 to September 2013, Mr. Meltzer has served as the chief executive officer of Gadot Chemicals and was a director of Ampal American Israel Corporation. Mr. Meltzer is currently the Chairman of MIS – Medical Implants Systems Ltd. and is a Board member of Ericom Software Ltd., Gaon Holdings and Agro Project.   From 2006 to 2007, Mr. Meltzer served as the chief executive officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the president and chief executive officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the president and chief executive officer of CreoScitex.  Mr. Meltzer served as a Colonel in the Israeli Defense Forces – Armored Corps.  Mr. Meltzer is the chairman of the Lowenstein Hospital Friends Association since 1999, the chairman of Reut Institute, and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization).  Mr. Meltzer studied Economics and Business administration in the Hebrew University of Jerusalem and Business Administration at Boston University. He is an alumni of Harvard University in which he graduated an Advanced Management Program.

The Board of Directors recommends a vote FOR the election of each nominee for director named above to the Company’s Board of Directors, until the next annual general meeting of shareholders and until his or her  successor has been duly elected and qualified.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.	APPROVAL AND RATIFICATION OF LIABILITY INSURANCE FOR DIRECTORS AND OFFICERS AND ITS FURTURE RENEWALS

The Companies Law and our Articles of Association authorize us, subject to the requisite corporate approvals, to purchase an insurance policy for the benefit of our officers and directors, to cover liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors.  Specifically, the purchase of insurance for directors is required to be approved by our Compensation Committee, Board of Directors and shareholders, in that order.

Generally, under the Companies Law, transactions of a company with its controlling shareholders (including an officer who is a controlling shareholder) are subject to the approval of the company's shareholders by a special majority. In addition, transactions of a company in connection with the terms of employment of its Chief Executive Officer, are also to be brought to the approval of the general meeting of the shareholders.

However, pursuant to the Israeli Companies Regulation (Relief for Transactions with Interested Parties) 2000 (the "Regulations"), the approval of the shareholders of the Company is not required for transactions regarding the terms of insurance of (i) officers and directors who are controlling shareholders or are related thereto; or (ii) the Chief Executive Officer of the Company, provided that following conditions are met: (a) the terms of such insurance are equal or inferior to the terms of other officerholders in the Company; and (b) the engagment for the insurance is at market conditions and is not likely to have a material effect on the company's profitability, assets or obligations. Such transactions are still to be approved by the Compensation Committee and Board of Directors, in that order. As a result, the proposed resolution refers to our officers and directors of the Company, excluding its controlling shareholder and its Chief Executive Officer.

In the event our shareholders approve Item No. 3 in this proxy, Mr. Yitzhak Nissan, our Chairman of the Board and our (indirectly) controlling shareholder will serve also as our Chief Excutive Officer.   Pursuant to the Regulations, our Compensation Committee and our Board of Directros have approved the purchase of  insurance for Mr. Yitzhak Nissan on the same terms as the other officeholders in the Company, all subject to the shareholder approval of this Item No. 2.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the company; (b) a breach of his or her duty of care committed intentionally or recklessly (as opposed to negligently); (c) an act or omission done with the intent to unlawfully realize personal gain; (d) a fine or monetary settlement imposed upon him or her; or (e) proceedings under Chapters H'3, H'4 or I'1 of the Israeli Securities Law, 1968, as amended (other than legal expenses or for amounts payable to persons who suffered damages as a result of a violation thereof).

Our Compensation Committee and Board of Directors believe that it is in the best interests of the Company to provide directors and officers liability insurance coverage to enable the Company to attract and retain highly qualified directors and officers.

On June 30, 2014 and on July 3, 2014 (respectively), our Compensation Committee and Board of Directors approved the entering into a directors' and officers' liability insurance policy (the "D&O Policy") for the benefit of our directors and officers. The coverage for directors and officers under the D&O Policy, which shall be in effect starting from Novemebr 1, 2014 to October 31, 2015 (the "Insurance Period") shall be up to US$ 10 million per claim, and in the aggregate, during the Insurance Period, with no deductible for directors and officers and a dedctible of up to US$ 150,000 for the Company. The total permium cost of the policy amounts to US$ 55,000. A covered loss under the policy will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they shall be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that we are required or permitted by law to indemnify our officers and directors for such loss; and finally, on our behalf, for all loss that we are obligated to pay as a result of a claim made against us.

Our Board of Directors further approved and reccomends that the shareholders of the Company  approve future renewals or extentions of the D&O Policy described above, including the order of payment (the "Future Renewals"), with the Company's current insurance provider or with any other reputable insurance provider. The Company may enter into Future Renewals for  periods not exceeding a total of five (5) additional years, and each such Future Renewal shall be subject to the approval of the Company's Compensation Committee and Board of Directors. The insurance coverage under Future Renewals shall be under similar terms as the D&O Policy, and may be increased up to US$ 15 million per claim and in the aggregate, per annum..The insurance coverage may be increased above US$ 15 million per claim, and in the aggregate per annum,  in the evnet of an  increase in the  Company's sales or market value, in proportion to the higher of such increases. The terms of such Future Renewals may set the amount of any dedcutibles to be contigent upon the circumstances of the particular claim and the jurisdiction in which it is brought. The total permium cost of the Future Renewal shall be no higher than US$ 100,000 per annum. In the event of an increase in the insurance coverage (as provided above), the total annual permium cost of the Future Renewal may be increased accordingly. The Company may extend the insurance coverage to include any loses arising of or in connection with the issuance of new securities of the Company, should such extension be required, provided, however, that the permium cost of such an extension shall not be higher than 40% of the then applicable annual permium cost.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the D&O Policy and any Future Renewals as described in the Proxy Statement, including the order of payment, for the benefit of the directors and officers of the Company (excluding its controlling shareholder and its Chief Executive Officer), currently serving and as may serve from time to time.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

3.	APPROVAL OF THE SERVICE OF MR. YITZHAK NISSAN AS BOTH CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

Pursuant to sections 95(a) and 121(c) of the Companies Law, the same person may serve as both the chairman of the Board of Directors of a public company and chief executive officer of the company, if such service is approved by the shareholders at the special majority described below. The shareholders may give such approval each time for a period of up to three years from the date of approval.

Shareholders are being asked to approve the service of Mr. Nissan, if elected to the Board of Directors, as both the Chairman of the Board of Directors and the Chief Executive Officer of the Company, for a period not exceeding a three-year term.

Mr. Nissan shall not receive any supplementary compensation in consideration of his service as Chief Executive Officer of the Company in addition to his terms of compensation for his service as Chairman of the Board of Directors.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, subject to his election to the Board of Directors, to approve the service of Mr. Yitzhak Nissan as both chairman of the Company’s Board of Directors and Chief Executive Officer of the Company, for a period of up to three years commencing on the date of his appointment as Chief Executive Officer.”

Vote Required

The approval of this Item No. 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least two-thirds (66⅔%) of the shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution voted against the approval of the Service of Mr. Yitzhak Nissan as both chairman of the Company’s Board of Directors and Chief Executive Officer of the Company does not exceed two percent of the outstanding voting power in the company.

4.	ELECTION OF AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to have at least two external directors.

The Companies Law provides that a person may not be appointed as an external director if: (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; or (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated. The term “relative” means a spouse, sibling, parent, grandparent and child, and sibling or parent or child of a spouse or the spouse of any of the foregoing. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).

In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. For a period of two years from termination from office, the company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

The external directors are required to be elected by the shareholders. The term of service of an external director is three years and may be extended for up to two additional three year terms, or more, in the event the external director is determined by the Audit Committee and the Board to have particular expertise and contribution to the company.

All of the external directors of a company must be members of its audit and compensation committees, and any committee of a company’s board of directors that is authorized to carry out one or more powers of the board of directors must include at least one external director.

Pursuant to the Companies Law, at least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “professional qualifications” and/or “accounting and financial expertise” as such terms are defined by regulations promulgated under the law.

As required under Israeli law, the Company has had two external directors, Mr. Eytan Barak and Ms. Ophira Rosolio-Aharonson. Ms. Rosolio-Aharonson’s was elected to serve as an external director at our 2012 annual general meeting of shareholders for a third three-year term. Mr. Barak's current term as an external director expires on Novemebr 13, 2014. Subject to shareholder approval, Mr. Dovev’s first term as an External Director shall commence on November 14, 2014.

A brief biography of Mr. Gad Dovev is set forth below:

GAD DOVEV Mr. Dovev retired from the Israeli Ministry of Defense in August 2012. Mr. Dovev served as head of Israeli Ministry of Defense Mission to the United States from August 2008 to August 2011. From August 2005 to August 2008, Mr. Dovev served as head of the Israeli Ministry of Defense Mission to Germany. Prior to that, from 2001 to 2005, Mr. Dovev acted as Deputy General Manager of the Israeli Ministry of Defense and Head of the Rehabilitation Department. From 1993 to 2001, Mr. Dovev served as Director of the Finance Department and the Financial Comptroller of the Israeli Ministry of Defense. Mr. Dovev served as member of the Board of Directors of Bank Otsar Ha-Hayal Ltd., IMI-Israel Military Industries Ltd., Shekem Ltd. and Gapim Ltd. Mr. Dovev holds an BSc in Financial and Agricultural Administration from the Hebrew University of Jerusalem.

The Companies Law provides that a nominee for the position of an external director shall have declared to the Company that he or she complies with the qualifications for appointment as an external director. Mr. Dovev has declared to the Company that he complies with the qualifications for appointment as an external director and that he intends to serve as an external director if elected.

The Board of Directors has determined that Mr. Dovev meets the legal requirements for an external director and has accounting and financial expertise.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect Mr. Gad Dovev as an external director to the Company's Board of Directors, for a period of three years commencing on November 14, 2014.”

Vote Required

The approval of this Item No. 4 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution voted against the election of the external director does not exceed two percent of the outstanding voting power in the company. For this Item, a personal interest does not include an interest in the resolution that is not as a result of ties to a Controlling shareholder.

5.             APPOINTMENT OF NEW INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International Ltd., as the independent auditors of the Company for the year ending December 31, 2014, and for such additional period, until the next annual general meeting of shareholders.

Kost, Forer, Gabbay & Kasierer will replace the current independent auditors of the Company, Somekh Chaikin, a member of KPMG International. Our audit committee has approved and recommends this replacement.

The reports of Somekh Chaikin on the financial statements of the Company for the two years ended December 31, 2013 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the period January 1, 2012 and to date, there have been no disagreements with Somekh Chaikin on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Somekh Chaikin, would have caused them to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such years; or “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

During the Company’s two most recent fiscal years and prior to the date of their engagement, the Company did not consult with Kost, Forer, Gabbay & Kasierer regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, or (iii) any other matter that was either the subject of a disagreement or a reportable event as set forth in Items 304(a)(1)(iv) and 304(a)(1)(v) of Regulation S-K.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Somekh Chaikin, a member of KPMG International, the Company's previous auditors, during each of 2012 and 2013:

	Year Ended December 31, 2013		Year Ended December 31, 2012
	Amount	Percentage	Amount	Percentage
Audit Fees	$108,000	96%	$105,000	95%
Tax Fees (1)	$5,000	4%	$5,000	5%

Total	$113,000	100%	$110,000	100%

(1)	“Tax Fees” are fees for professional services rendered by the Company’s auditors with respect to tax compliance.

Audit Committee’s pre-approval policies and procedures:

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accountants.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International Ltd. be, and they hereby are, appointed as independent auditors of the Company for the fiscal year ending December 31, 2014 and for such additional period until the next Annual General Meeting of shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

6.             REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

 At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2013 will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company on Form 20-F on April 29, 2014, with the U.S. Securities and Exchange Commission, and appear on its website: www.sec.gov as well as on the Company’s website: www.eltek.co.il. These financial statements are not a part of this Proxy Statement. This item does not involve a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors, Yitzhak Nissan Chairman of the Board of Directors

September 2, 2014